[MICROSOFT LETTERHEAD]

September 30, 2008	VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street N.E.

Washington, DC 20549-5546

Attn: Cecilia Blye, Chief

Re:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed July 31, 2008

File No. 0-14278

Dear Ms. Blye:

Below is our response to the letter dated September 4, 2008 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments to the Microsoft Corporation Form 10-K for the fiscal year ended June 30, 2008.

COMMENT:

1.

We note in your definitive proxy statement on Schedule 14A filed on September 21, 2007 that Shareholder Proposal No. 1 alleges that you operate in “countries controlled by authoritarian governments” such as Cuba, Iran, and Syria. Also, it appears from a pull-down menu in the “Microsoft Worldwide” section of your website that nationals in Syria can contact the Beirut office of your subsidiary, Microsoft Lebanon, for business purposes. In addition, we are aware of a May 2007 news report indicating that your products are sold in Iran, and a May 2008 news report indicating that your products are sold in Cuba.

Your filing does not include any specific information regarding contacts with Cuba, Iran, and Syria, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

RESPONSE:

We do not conduct business in Cuba, Iran, North Korea, Sudan or Syria, countries identified as a state sponsors of terrorism and subject to U.S. economic sanctions and Office of Foreign Asset Controls export controls. Nor do we anticipate doing business with these countries.

A.	Sales of Microsoft Products and Services

As described in our Standards of Business Conduct, which you can find online at http://www.microsoft.com/about/legal/buscond, our unambiguous policy is to adhere to all applicable law, including the export control laws of the United States. The Standards state, in part, “we observe restrictions applicable to our business placed on the export and re-export of a U.S. product or component of a product, good, service, or technical data.” We have a comprehensive export controls compliance program and an array of systems and tools to promote our compliance with these laws, including, by way of example, an intranet site, TradeNet, devoted specifically to trade compliance.

Our global trade policy and compliance programs address both direct software sales and indirect sales through our many global resellers. Standard contract terms with our resellers reinforce the global reach of U.S. export controls regarding the distribution of U.S.-sourced dual-use technology. On our Exporting Microsoft Products Web site, http://www.microsoft.com/exporting/faq.htm, which is used by our global resellers, we clearly describe this limitation:

Q:	Are there certain countries you cannot ship Microsoft products to?
A:	Yes. In general, Microsoft products may not be exported to Cuba, Iran, North Korea, Sudan, or Syria.

It is well-known that Microsoft software products are a substantial target of intellectual property piracy. The Business Software Alliance estimates that approximately 35% of the world’s software is pirated. Despite our extensive efforts in combating piracy, we are aware of news reports that pirated Microsoft products have been found in Iran, Cuba and other embargoed countries. We maintain a strict no tolerance policy for non-compliance with our policies and actively pursue specific information we receive about copies of our software being found in markets where we do not permit distribution.

Although we do not currently conduct any business in any of the countries identified as state sponsors of terrorism, previously Microsoft conducted business in Syria pursuant to, and in accordance with the terms of, export licenses duly issued by U.S. regulatory agencies. The U.S. Department of Commerce issued these licenses for the purpose of commercial off-the-shelf software sales to a handful of approved Syrian and multinational entities. Microsoft was licensed to conduct this limited business until 2004. Between 2000 and 2004, Microsoft was licensed to provide approximately $500,000 worth of software, not all of which was in fact sold. We have since ceased all such business with Syria and are not currently authorized to conduct business in Syria. Syria was included in the drop-down list on the Microsoft Worldwide Web page with a reference to the Microsoft Lebanon office, as described in the comment letter, because of the business that we did pursuant to these export licenses. We are removing Syria from this drop-down menu.

Currently, Microsoft allows global access to Windows Live accounts providing universal access to Windows Live mail, a free web-based service also known as Hotmail, in accordance with applicable regulatory exemptions. However, in accordance with the pertinent regulations, we do not allow users from embargoed countries to purchase Microsoft products or services.

B.	Procurement of Goods and Services by Microsoft

Microsoft has procedures in place to ensure that we do not authorize use of, or make payments to, vendors that are subject to trade restrictions. We subject each non-U.S. vendor we on-board to a screening process against lists of denied persons and entities maintained by the Office of Foreign Assets Control, the Department of State, the Department of Defense and other U.S. government agencies (collectively, the “Denied Parties List”). As of July 1, 2008, we screen all U.S.-based vendors as well. We do not authorize doing business with any vendor on the Denied Parties List.

We also reviewed our database of Microsoft vendors worldwide and cross-checked each one against the Denied Parties List, and learned that there was one positive match. Caribe Sol, a travel agency doing business in Canada with ties to the Cuban government, was authorized as a Microsoft vendor. We terminated Caribe Sol as a vendor in 1999, almost 5 years prior to Caribe Sol being placed on the Denied Parties List. Our records indicate we transacted approximately CAD $2,000 of business with Caribe Sol before terminating the vendor relationship.

C.	Materiality

Historically we have done a very limited amount of business with entities having connections to Syria and Cuba. We know of no business with any denied party and currently do no business with any sanctioned state sponsor of terrorism. We have extensive policies and practices promoting compliance with U.S. trade policy. Based on these facts, we do not believe that this topic is material to our investors.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available at your convenience to discuss this further. Please call me at (425) 704-8002 if you have any questions.

Sincerely,

/s/ Frank H. Brod
Frank H. Brod
Corporate Vice President, Finance and Administration, and Chief Accounting Officer

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